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                            SHAREHOLDERS' AGREEMENT

This agreement is between the two shareholders of Societe des Mines de Morila S.A. (Morila S.A.) being the Republic of Mali ("Mali") and Randgold Resources (Morila) Limited (RRML). The agreement repeats many of the terms of the Morila Convention and the Articles of Morila S.A. In summary the main terms are the following:

1.     Mali owns 20% and RRML 80% of the shares in Morila S.A.

2. The share capital is 10.000 000 FCFA comprising 1000 shares, 200 "A" shares held by the State and 800 "B" shares held by RRML and its nominees. Contributions to the capital are deemed to be 1 000.000 FCFA by Mali and 9 000.000 FCFA by RRML.

3. The parties confirm and approve the loan agreement arranged by NM Rothschild & Sons Ltd for Morila S.A.

4. The parties confirm the pre development expenses as being US$3 167.000 for Mali and US$12 223.000 for RRML. Those amounts shall be repaid either when the capital of Morila SA is increased, or from cash flows once the loan obligations have been met.

5. Approval of 85% of the shareholders is required for certain company resolutions which are outside the normal scope of business of Morila S.A. These are all decisions which reflect on the ability of the company to do business which may reduce a shareholders equity.

6. A right of pre-emption on the disposal of shares has been agreed, subject to the reservation of transfers to affiliates.

7. The Board of Directors consists of 8 directors appointed by private shareholders (the B shares) and two by Mali. The competence of the Board of Directors is stated, it being given wider powers. The operation and discharge of Directors is also covered. These clauses mirror the provisions of the Articles.

8. Randgold Resources Limited is confirmed as the Operator in terms of the Operator's Agreement annexed to the agreement.

9. The agreement is signed by the A. Coulibaly Minister of Mines, Energy and Water on behalf of Mali, and by DM Bristow, Managing Director for RRML.